UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 1, 2006
Commission file number 0-21080
ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated January 9, 2006.
•	Press Release dated January 19, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: February 1, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Inc. to Webcast/Conference Call 2005 Financial Results
CALGARY, Alberta, January 9, 2006 — Enbridge Inc. will host a webcast conference call to discuss its 2005 financial results as follows:

Event:	Enbridge Inc. 2005 Financial Results Conference Call

Date:	February 2, 2006

Time:	9:30 a.m. ET / 7:30 a.m. MT
Within North America, the toll-free call in number is 1-866-831-6270. Interested parties outside North America can call in to (country code) (617) 213-8858. The access code is 51557448. To register for the webcast, interested parties may access the site as follows: go to www.enbridge.com and follow the webcast registration link under “Investor News”. A transcript and replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-888-286-8010 or (617) 801-6888. The access code for the replay is 40117663.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge announces agreement between Aux Sable and BP to sell natural gas liquids production
CALGARY, Alberta, January 19, 2006 — Enbridge Inc. (TSX/NYSE: ENB) today announced that Aux Sable Liquid Products LP and its affiliates, Aux Sable Canada LP, Aux Sable Extraction LP, Aux Sable Liquid Products Inc. and Aux Sable Canada Ltd. (collectively Aux Sable), have entered into a binding memorandum of agreement with BP Products North America, Inc. and affiliates for Aux Sable to sell all of its natural gas liquids (NGL) production at its facilities near Chicago, Illinois, to BP.
Under the agreement between BP and Aux Sable, BP will purchase all of the NGL produced by Aux Sable at its facilities near Chicago and in return pay Aux Sable a fixed annual fee and a percentage share of any net margin generated from the business in excess of specified thresholds. In addition, BP will compensate Aux Sable for all operating, maintenance and capital costs associated with the Chicago facilities, subject to certain limits in the case of capital costs. BP will supply, at its cost, all make-up and fuel natural gas to the Aux Sable facilities and will assume responsibility for the capacity on the Alliance Pipeline held by Alliance Canada Marketing, an affiliate of Aux Sable, and pay market rates to use this capacity.
The agreement will be for an initial term of 20 years commencing December 31, 2005, and may be extended by mutual agreement for 10-year terms on an evergreen basis. BP will have the option in certain limited circumstances to terminate the agreement if cumulative losses from the business exceed a specified amount, however Aux Sable retains the right to reduce such losses and thereby avoid termination.
“Enbridge, as a 42.7% owner of Aux Sable, is pleased with the agreement,” said Stephen J. J. Letwin, Enbridge Group Vice President, Gas Strategy and Corporate Development. “It is consistent with Enbridge’s overall risk profile in that it guarantees base profitability, as well as retaining upside from business in excess of the specified cash flow thresholds. It provides greater stability for Aux Sable’s future earnings stream and allows Aux Sable to pursue other business in the NGL industry such as the development of new extraction facilities.”
BP and Aux Sable will pursue the completion and execution of formal agreements incorporating the terms of the memorandum of agreement by March 31, 2006.
Enbridge, through affiliates, owns 42.7% of Aux Sable Liquid Products LP. Fort Chicago Energy Partners LP also owns 42.7% and The Williams Companies own 14.6%.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,400 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com